UNITED STATES
SECRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	[   ] Form 10-k	[   ] Form 20-F	[   ] Form
11-K	[   ] Form 10-Q	[X] Form N-SAR

		For Period Ended: November 30, 1998_
		[   ] Transition Report on Form 10-K
		[   ] Transition Report on Form 20-F
		[   ] Transition Report on Form 11-K
		[   ] Transition Report on Form 10-Q
		[   ] Transition Report on Form N-SAR
		For the Transition Period Ended:
_____________________________________

Read Instruction (on back page) Before Preparing From.  Please
Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
Smith Barney Principal Return Fund
Full Name of Registrant


Former Name if Applicable

388 Greenwich Street
Address of Principal Executive Office (Street and Number)

New York, NY  10013
City, State and Zip Code

RART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part
III of this form could not be eliminated
without unreasonable effort or expense;
[   ]	(b)	The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F
11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra
Sheet if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

_Marianne Motley ________            _ 212___
_816-6561________
		      (Name)		   (Area Code)
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of
Section 30 of the Investment Company Act of 1940 during
the preceding 12 months (or for such shorter) period that
the registrant was required to file such reports) been
filed?  If answer is no identify report(s).
					[   ]Yes	[   ]No



(3)	Is it anticipated that any significant change in results
of operations from the corresponding period for the last
fiscal year will be reflected by the earnings statements
to be included in the subject report or portion thereof?
							[   ]Yes 	[
]No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Smith Barney Principal Return Fund
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date _February 1, 1999_________________ By ___Marianne
Motley_____________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.